3-22-04

VF 3-11-04

04003625

S

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR - 1 2004 158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WESTMINSTER RESEARCH ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 52ND STREET – 20TH FLOOR

(No. and Street)

NEW YORK	**NEW YORK**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER SPRINGER **212-468-7560**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

We, John Meserve and Christopher Springer, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Westminster Research Associates, Inc., as of December 31, 2003, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

PETRA F. BEGLEY
Notary Public, State of New York
No. 01BE6075251
Qualified in New York County
Commission Expires June 3, 2006

John Meserve, President

Christopher Springer, Chief Financial Officer

Notary Public

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ✓ (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- (q) Supplementary Report of Independent Auditors on Internal Control required by SEC Rule 17a-5.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

Westminster Research Associates, Inc.

December 31, 2003
with Report of Independent Auditors

Westminster Research Associates, Inc.

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors of
Westminster Research Associates, Inc.

We have audited the accompanying statement of financial condition of Westminster Research Associates, Inc. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westminster Research Associates, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 4, 2004

Westminster Research Associates, Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 25,929,697
Cash and securities segregated in compliance with federal regulations	10,116,465
Receivable from brokers	2,604,053
Goodwill	52,928,162
Intangible assets, net of accumulated amortization of $866,667	1,133,333
Other assets	4,966,814
Total assets	$ 97,678,524
Liabilities and stockholder's equity	
Liabilities:	
Deferred soft dollar and commission recapture payable	$ 17,966,831
Taxes payable to Parent	3,947,440
Accrued compensation and other liabilities	3,402,459
Total liabilities	25,316,730
Commitments and contingencies (*Note 8*)	–
Stockholder's equity	72,361,794
Total liabilities and stockholder's equity	$ 97,678,524

The accompanying notes are an integral part of this statement of financial condition.

Westminster Research Associates, Inc.

Notes to Statement of Financial Condition

December 31, 2003

1. Organization and Description of Business

Westminster Research Associates, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company's principal operations relate to providing "soft dollar" research to U.S. investment advisors and commission recapture services to certain plan sponsor clients. Revenues are primarily derived from "soft dollar" commission transactions. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is an indirect wholly-owned subsidiary of The Bank of New York (the "Parent").

2. Significant Accounting Policies

Deferred Soft Dollar and Commission Recapture Payable

When a customer's commission payments exceed its commitment, a liability is established for future research and research related services owed to that customer.

Goodwill and Intangible Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment on at least an annual basis. The Company completed its annual evaluation as of September 30, 2003 and determined no impairment charge was required.

Intangible assets are made up of the identifying and distinguishing attributes of the Company at the time of the purchase, and are being amortized on a straight-line basis over five years from the date of the original acquisition.

Cash and Cash Equivalents

The Company considers demand deposits and money market accounts to be cash and cash equivalents.

2. Significant Accounting Policies (continued)

Cash and Securities Segregated in Compliance with Federal Regulations

Included in cash and securities segregated in compliance with federal regulations on the statement of financial condition are short-term treasury bills of $9,987,361, which are recorded on a trade date basis at fair value.

Other Assets

Other assets consist primarily of prepaid purchased research and fixed assets. Prepaid purchased research represents amounts paid for the acquisition of research and research related services from independent originators and suppliers on behalf of the customer. Such receivables may not be evidenced by contractual obligations.

Fixed assets consist of furniture and equipment, computer hardware, and computer software. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and seven years. Software costs are amortized on a straight-line basis over five years.

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs are capitalized and amortized over five years, which is the estimated useful life of the software.

Stock Options

On January 1, 2003 The Bank of New York Company, Inc. ("BNY"), the parent company of the Parent, switched from the intrinsic value method of accounting for stock-based employee compensation under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") to the fair value method of accounting under SFAS 123 "Accounting for Stock Based Compensation," as amended by SFAS 148. BNY is using the prospective method permitted under SFAS 148, which requires that options granted after January 1, 2003 be expensed. In accordance with SFAS 123 and SFAS 148, options granted prior to January 1, 2003 will continue to be accounted for under APB 25.

The Company's employees participate in BNY's stock option plans. The Company is utilizing the prospective method and began expensing stock options granted after January 1, 2003.

2. Significant Accounting Policies (continued)

Restricted Stock

The Company's employees participate in BNY's restricted stock program. The Company amortizes the cost of the restricted stock granted to its employees over the vesting period.

For the year ended December 31, 2002, the Company recorded an accrual for the estimated full value of the 2003 restricted stock awards of $215,000, rather than recording the accrual over the vesting period beginning in the year the restricted stock was granted. The balance of stockholder's equity at December 31, 2002 has been adjusted, net of taxes, by $123,322 as of January 1, 2003 to correct the Company's prior period accounting for restricted stock awards.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that the deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Financial Instruments

Financial instruments recognized on the statement of financial condition approximate their fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis.

3. Intangible Assets

The following table summarizes intangible assets as of December 31, 2003:

	Gross Carry Amount	Accumulated Amortization
Amortized intangible assets:		
Software	$ 2,000,000	$ 866,667

4. Income Taxes

The Company is included in the consolidated federal, state and local tax returns filed by BNY. Income taxes are provided for pursuant to a tax sharing agreement between the Parent and BNY. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNY in its consolidated returns.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has a deferred tax liability of $1,590,422 and a deferred tax asset of $141,520, which are included in taxes payable to Parent and other assets, respectively, on the statement of financial condition. The deferred tax asset is attributable to deferred compensation, and the deferred tax liability is primarily attributable to intangible amortization and fixed asset depreciation.

5. Related Party Transactions

At December 31, 2003, the Company had undrawn outstanding letters of credit with the Parent of $246,340. Included in accrued compensation and other liabilities is a balance of $264,153 due to the Parent for 2003 restricted stock and stock options granted.

Two affiliates execute trades for the Company, pursuant to the terms contained in fully disclosed clearing agreements. The Company receives a referral fee for each trade executed. An affiliate provides clearing services to the Company as per a fully disclosed clearing agreement.

5. Related Party Transactions (continued)

The Company receives certain management, administrative, and technical services from affiliates. The Company provides management services to an affiliate.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2003, the Company had net capital of $12,822,614 and its net capital requirement was $250,000.

7. Retirement Savings Plan

All employees of the Company are eligible to participate in a retirement savings plan sponsored by an affiliate that has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

8. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases to pay the following minimum rentals:

	Amount
Year:	
2004	$ 223,390
2005	229,606
2006	216,054
2007	212,487
2008	150,512
	$ 1,032,049

The operating leases are subject to periodic escalation charges.

9. Off-Balance-Sheet Risk

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2003.

10. Subsequent Event

On February 3, 2004, the Company purchased certain assets from Thomson Institutional Services, Inc. ("TISI"), a unit of Thomson Financial. As a result of the assets purchased, the Company's net capital was reduced by approximately 21%, as a majority of the assets were soft dollar receivables that are non-allowable for net capital purposes.